

February 18, 2011

Timothy A. Moore
Chief Executive Officer
Delaine Corporation
7020 E 581 N
Albany, IN 47320

> **Re: Delaine Corporation**
> **Registration Statement on Form S-1**
> **Filed January 25, 2011**
> **File No. 333-171861**

Dear Mr. Moore:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no manufactured products, and no employees (other than your sole officer and director). These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act of 1933, as amended. Please provide us with your analysis as to why you believe Rule 419 does not apply to your offering or revise the registration statement to comply with Rule 419 and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please note that the offer must contain the terms set forth in Rule 419(e)(2). If true, disclose on the cover page of the

prospectus that you are not a blank check company and have no intention of entering into a business combination.

2. We note that the information provided throughout the registration statement corresponds to dates which are now outdated. For example, on page 36, you provide information relating to executive compensation and the security ownership of certain beneficial owners and management as of September 30, 2010. Please update your disclosure throughout the registration statement to provide the most recent practicable information.

Calculation of Registration Fee, page 2

3. Please specify which section of Rule 457 you relied upon for estimating the registration fee.

Prospectus Cover Page

4. We note your characterization of this offering as being undertaken on a "best efforts" basis. As you are not engaging a financial intermediary to sell your offering, it appears that your offering should be characterized as a direct primary offering. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

Prospectus Summary, page 5

5. In this section, please clearly state that you have not commenced operations and that you have not commenced developing your own proprietary products, including the lighted ratcheting wrench. We note your disclosure on pages 24 and 31 that you have not yet begun development of a working prototype and that the development of the lighted ratcheting wrench has been limited to initial amateur drawings. Additionally, if true, please disclose that you are not a blank check company and have no intention of entering into a business combination.

6. We note your statement in the third paragraph on page 5 that you "currently generate income through the resale of tools and related products, manufactured by third party companies, directly to the public through the on-line marketplace." Please clarify this statement, and if necessary, revise your disclosure accordingly in light of your disclosure in the fourth paragraph on page 5 that you "have generated no revenues" as of September 30, 2010.

The Offering, page 6

7. Please disclose that there is no minimum to this offering.

Risk Factors, page 7

8. Please remove the third and fourth sentences in the introductory paragraph to this section. All material risks should be described. If risks are not deemed material, you should not reference them.

Because a single shareholder will continue to own a substantial amount of our stock after completion of this offering, other investors will have minimal influence over our business, page 11

9. Please identify this single shareholder as your sole officer and director, Timothy Moore. Additionally, please expand this risk factor to discuss Mr. Moore's stock ownership and corresponding ability to control your company if you sell less than six million shares in this offering. On page 36, we note that Mr. Moore will beneficially own approximately 71.6 percent and 55.8 percent of your shares of common stock if you sell two and four million shares, respectively, in this offering.

Dilution of the Price per Share, page 15

10. You disclose that as of September 30, 2010, the net tangible book value of your shares of common stock was $(319) or approximately $0.0006 per share based upon 5,050,000 shares outstanding. In order not to imply a greater degree of precision than exists, please revise your presentations of net loss per share throughout the filing to round only to the nearest cent.

Plan of Distribution, page 18

11. We note your statement that "[i]nvestors cannot revoke their intention to purchase our securities, and there will be no refund of subscription funds." Please tell us whether you believe investors might be able to demand the return of their subscription proceeds pursuant to rights under state law. If such rights exist, please revise your disclosure accordingly to note the existence of such rights.

Interest of named Experts and Counsel, page 22

12. Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

Description of Business, page 23

13. Please describe the sources and availability of the raw materials you will use in the manufacturing of your products. See Item 101(h)(4)(v) of Regulation S-K.

General, page 24

14. We note your use of the phrases "we own the rights" and "we own the intellectual property rights" to a lighted ratcheting wrench in this section and in other parts of the prospectus. However, based on your discussion of your intellectual property rights to the lighted ratcheting wrench on page 26, it is unclear how you "own" these rights since it appears that you have obtained a provisional patent that will expire in 12 months. Please clarify your ownership of these rights and revise your disclosure as necessary.

15. We note your statement in the second paragraph on page 24 that your sales revenues to date have been limited; however, your financial statements do not reflect any revenue as of September 30, 2010. Please advise or revise your disclosure to state that you have no sales revenues.

Employees, page 26

16. Please revise this disclosure to clearly state that you currently do not conduct business and are engaged only in development stage activities.

Competition, page 27

17. Please disclose the methods of competition in the retail market for tools. See Item 101(h)(4)(iv) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 29

18. In this section, please disclose the number of shares of common stock, if any, that could be sold pursuant to Rule 144 under the Securities Act of 1933 or that you have agreed to register under the Securities Act for resale by security holders. See Item 201(a)(2)(ii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 29

19. We note that you have been funded by the private sale of equity to one investor since your inception. Please describe this private sale of equity, including the date of the sale, the proceeds obtained, and the amount of equity issued. Additionally, we note that you intend to fund continuing operations through equity financing arrangements. Please disclose any current plans for these equity financing arrangements. Finally, we note your statement on page 7 that the company "will be dependent primarily on the raising of capital in order to continue operations for the foreseeable future." Please revise this

section to provide your assessment of the accessibility of, and risks to accessing, needed capital.

Plan of Operation, page 30

20. Please disclose the total amount of money necessary to commence operations. We note your statements on page 31 that $60,000 will fund you for 12 months and $30,000 will fund you for six months.

21. Please revise this section to provide a more specific plan of operation for the next 12 months by providing a more detailed description of each business activity and the steps you will take to implement each aspect of your business plan. For example, please disclose when you plan to contact third party manufacturers, when you anticipate obtaining a prototype, and when you plan to begin testing the prototype. For each step necessary to implement your business plan, please provide a timeline for completion and disclose the costs associated with completing each step. Please discuss the modifications you may have to make to your business plan, methods of implementation, and budget if you sell less than six million shares. Additionally, please also disclose your plan of operations with respect to the company's day-to-day operations.

Website Development, page 31

22. In this section, please address the following issues:
    - Disclose when you expect the website to be operational.
    - Please explain in more detail what you mean by "website search optimization service."

In addition, please tell us whether you intend to use your website in connection with this offering. If you do, please provide us supplementally with copies of all offering materials that you intend to make available through your website.

Additional Information, page 37

23. We note your statement in the first sentence of the second paragraph. Please note that you may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Financial Statements

General

24. Please include interim financial statements for the period ended December 31, 2010. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

25. Please disclose in the footnotes to your financial statements the actual date through which subsequent events have been evaluated and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. Refer to FASB ASC 855-10-50-1.

Exhibit 5.1 – Legal Opinion of Befumo & Schaeffer PLLC

26. We note counsel's opinion states that the "Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable." Please note that this opinion does not meet the requirements established in Item 601(b)(5)(i) of Regulation S-K. Please arrange for counsel to opine that the shares are duly authorized and that the shares will, when sold, be legally issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon at (202) 551-3866 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Andrew J. Befumo, Esq.
        Befumo & Schaeffer, PLLC
        1629 K Street NW
        Suite 300
        Washington, DC 20006